Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 333-122704)

A series of Q&As concerning the proposed merger

February 22, 2005

PLEASE PRINT AND POST FOR EMPLOYEES WITHOUT ACCESS TO E-MAIL

Corporate communications and human resources continue to work together to gather employees’ questions concerning the planned merger between PSEG and Exelon. We will attempt to respond in a timely fashion.  We recognize that information helps ease uncertainties about change. However, please realize that some questions may not have answers until later in the transition period.

Meanwhile, if you have a question, you can submit it by e-mail to mergerquestions@pseg.com.

Q.	Will savings from the merger diminish service?

A.

As John Rowe stated in his testimony filed with the NJ BPU, “We can build value for shareholders only if we preserve and enhance the quality and value of the service we furnish to our customers.” PSE&G will receive funding priorities that are consistent with its needs and that are at a level that is consistent with the safe and adequate operation of its electric and gas systems, including necessary upgrades, capital projects, staffing and maintenance programs.

Q.	How does this merger affect the financial health of PSE&G?

A.

The greater scale, scope and diversification of the combined company’s operations should provide more stable cash flows and greater earnings predictability – which, in turn, should strengthen the financial profile of PSE&G.

Q.	What will happen to PSE&G’s rates after the merger?

A.

PSE&G’s rates in effect before the merger won’t change as a result of the merger. Going forward, the merger will generate economies that will help offset any increase in the cost of providing reliable regulated electric and gas distribution service and, over time, will result in lower rates than would otherwise be the case.

Q.	How many positions might be eliminated as a result of the merger throughout the new company’s utility business?

A.	Across both Exelon and PSEG, we project an overall reduction of about 1,400-1,500 positions, or approximately 5 percent of the combined workforce of 28,000. Overall, it is currently estimated that fewer than 400 positions will be eliminated within the entire utility business. We do not anticipate that any reductions will be made in “field-level” employees. With respect to non-field-level positions, we expect to minimize the elimination of existing employees to the extent possible through normal attrition and retirements. Severance programs also will be utilized.

Q.	What happens to employees at a generating plant that is sold?

A.

A generating plant typically needs employees with very specific technical and operating knowledge. In addition, it generally benefits from employees who have solid experience in the industry, the company and the plant itself. While no promises can ever be made, the industry trend has been for a new owner of a generating plant to keep its workforce largely intact.

Q.	What are the plans for the shared services organizations?

A.	One shared services organization will be created to serve all operating companies and lines of business.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, and Current Reports on Form 8-K on December 21 and December 20, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation
Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.